UNITED STATES

                     SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 4)*

                              BIO-PLEXUS, INC.
------------------------------------------------------------------------------
                              (Name of Issuer)

                        COMMON STOCK (NO PAR VALUE)
------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 09057C 106
------------------------------------------------------------------------------
                               (CUSIP Number)

  KENNETH MAIMAN, ESQ.                          ROBERT C. SCHWENKEL, ESQ.
APPALOOSA MANAGEMENT L.P.              FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
26 MAIN STREET, FIRST FLOOR                       ONE NEW YORK PLAZA
   CHATHAM, NJ 07928                              NEW YORK, NY 10004
    (973) 701-7000                                 (212) 859-8000
------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

                             DECEMBER 14, 2000
------------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No. 09057C 106

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    APPALOOSA MANAGEMENT L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           10,749,687

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         10,749,687

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    10,749,687

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    42.2%

14  TYPE OF REPORTING PERSON*

    PN

                             SCHEDULE 13D

CUSIP No. 09057C 106

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    DAVID A. TEPPER

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           10,749,687

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         10,749,687

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    10,749,687

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    42.2%

14  TYPE OF REPORTING PERSON*

    IN

          This Amendment No. 4 to the statement on Schedule 13D filed on behalf of Appaloosa Management L.P. (the "Manager") and David A. Tepper ("Mr. Tepper" and, together with the Manager, collectively, the "Reporting Persons") on November 1, 1999, as amended by Amendment No. 1 filed on January 5, 2000, Amendment No. 2 filed on April 3, 2000 and Amendment No. 3 filed on May 12, 2000 (collectively, the "Schedule 13D"), relates to shares of the common stock, no par value (the "Common Stock"), of Bio-Plexus, Inc., a Connecticut corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:


ITEM 4.  PURPOSE OF TRANSACTION.
         ----------------------

          On December 14, 2000, the Company, Appaloosa, Palomino, Tersk (collectively, the "Purchasers") and the Manager entered into the First Amendment to Convertible Note Purchase Agreement, thereby amending certain covenants of the Convertible Note Purchase Agreement, dated as of April 28, 2000.

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.
         -------------------------------------

          (a) As of the date hereof and assuming conversion of the Convertible Notes into shares of Common Stock and the exercise of the Rollover Warrants, the Additional $3 Warrants, the Replacement Warrants and the $5 Warrants (which were acquired on October 21, 1999), the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 10,749,687 shares of Common Stock, which constitute approximately 42.2% of the issued and outstanding Common Stock. Since the last filing of the
Schedule 13D, the Convertible Notes have continued to accrete in value, thus increasing the number of shares into which the Convertible Notes may be converted. Accordingly, this Item 5 is hereby amended to reflect that the Reporting Persons, as of the date hereof, may be deemed to beneficially own 42.2% of the issued and outstanding Common Stock.

          (b) As of the date hereof, each of the Manager and Mr. Tepper may be deemed to have the sole voting and dispositive power with respect to 10,749,687 shares of Common Stock (assuming the exercise of all warrants described above and the conversion of the Convertible Notes into shares of Common Stock).

          (c) Except as described in this Schedule 13D, the Reporting Persons have not effected any transactions in the Common Stock during the sixty days preceding the date of this Schedule 13D.

          (d) Not applicable.

          (e) Not applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.
         --------------------------------------------------------

          On December 14, 2000, the Company, the Purchasers and the Manager entered into the First Amendment to Convertible Note Purchase Agreement (a copy of which is attached hereto as Exhibit 1), whereby the Company, the Purchasers and the Manager agreed to amend certain financial covenants contained in the Convertible Note Purchase Agreement, dated as of April 28, 2000. In addition, the Company agreed:

          (a) to provide to a Holder of Convertible Notes, upon such Holder's request from time to time, information relating to the performance of the provisions of the Convertible Note Purchase Agreement and to the affairs of the Company and its subsidiaries;

          (b) not to materially alter or embark upon (other than preliminary non-binding discussions) any new strategic initiatives as part of its business plan or otherwise (including, but not limited to joint ventures, strategic alliances, licensing agreements, acquisitions and partnerships (other than distribution, supply and other similar agreements entered into in the ordinary course of business on commercially reasonable terms)) without the express consent of the Collateral Agent; and

          (c) to meet certain milestones with respect to the Company's Winged Set for Blood Collection product.



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------

  Exhibit 1   -   First Amendment to Convertible Note Purchase Agreement,
                  dated as of December 14, 2000.

                                 SIGNATURE
                                 ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 27, 2000



                                     Appaloosa Management L.P.

                                     By:    Appaloosa Partners Inc.,
                                            Its General Partner

                                     By:    /s/ David A. Tepper
                                            --------------------------
                                            David A. Tepper
                                            President

                                      /s/ David A. Tepper
                                      --------------------------
                                      David A. Tepper

                               EXHIBIT INDEX

Exhibit 1   -  First Amendment to Convertible Note Purchase Agreement, dated as of December 14, 2000.